Exhibit 2.1

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

SHARE PURCHASE AGREEMENT

regarding the issued shares in the capital of

VoltH2 Operating B.V.
VoltH2 Vlissingen B.V.
VoltH2 Terneuzen B.V.

between

VoltH2 Holdings AG
as Seller

and

Volt Energy B.V.
as Purchaser

dated	May 6, 2022

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This agreement is made between

1.	VoltH2 Holdings AG, incorporated under the laws of Switzerland, with its corporate seat at Baar, Switzerland, and its principal place of business at Neuhofstrasse 19A , 6340 Baar, Switzerland, registered with the Commercial Register of Switzerland under number CHE-163.457.937 (the Seller);

2.	Volt Energy B.V., incorporated under the laws of the Netherlands, with its corporate seat at Amsterdam, the Netherlands, and its principal place of business at President Kennedystraat 1, 6269 CA Margraten, the Netherlands, trade register number 67334695 (the Purchaser);

3.	VoltH2 Operating B.V., incorporated under the laws of the Netherlands, with its corporate seat at Amsterdam, the Netherlands, and its principal place of business at Rijtuigweg 44, 4611 EL Bergen op Zoom, trade register number 81874766 (the VoltH2 Operating);

4.	VoltH2 Terneuzen B.V., incorporated under the laws of the Netherlands, with its corporate seat at Amsterdam, the Netherlands, and its principal place of business at Rijtuigweg 44, 4611 EL Bergen op Zoom, trade register number 81877943 (the VoltH2 Terneuzen); and

5.	VoltH2 Vlissingen B.V., incorporated under the laws of the Netherlands, with its corporate seat at Amsterdam, the Netherlands, and its principal place of business at Rijtuigweg 44, 4611 EL Bergen op Zoom, trade register number 78307570 (the VoltH2 Vlissingen).

The parties 3 up to and including 5 are hereinafter collectively referred to as the Target Companies or individually as a Target Company. The Seller, the Purchaser and the Target Companies are hereinafter collectively referred to as the Parties or individually as a Party.

Whereas

A.	The Seller holds all of the issued and outstanding shares of the Target Companies.

B.	The Target Companies are active in developing projects for the production of green hydrogen through electrolysis.

C.	The Seller wishes to sell and transfer all of its shares in the issued share capital of the Target Companies to the Purchaser, and the Purchaser wishes to acquire all of the issued and outstanding shares of the Target Companies (the Transaction).

D.	The Seller and the Purchaser have obtained all internal and external approvals and consents required for the transactions contemplated by this Agreement.

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E.	Now, in consideration of the foregoing, the Parties wish to set out the terms and conditions of the Transaction in this Share Purchase Agreement (the Agreement).

Have agreed as follows

1 Definitions and interpretation

In this Agreement, unless the context otherwise requires, the definitions and provisions of Schedule 1 (Definitions and interpretation) shall apply throughout.

2 Agreement to sell the Shares

2.1	On and subject to the terms of this Agreement, the Seller hereby sells and agrees to transfer the Shares to the Purchaser, and the Purchaser hereby purchases and agrees to accept the transfer of the Shares from the Seller, with full title and free from any Encumbrances and together with all rights and benefits attached to them as per the Completion Date.

2.2	The Seller shall transfer title to the Shares free from all Encumbrances and together with all dividend, voting and other rights attached to the Shares on Completion to the Purchaser, and the Purchaser shall accept the transfer of title to the Shares on Completion.

2.3	Subject to Completion upon execution of the Transfer Deed, the sale, purchase and transfer of the Shares shall be effective as per the Completion Date and consequently, subject to Completion and without prejudice to the Purchaser’s rights under this Agreement, the Target Companies and the Shares will be for the benefit and risk of the Purchaser as per the Completion Date.

2.4	The Seller waives all rights of pre-emption and other restrictions on transfer over the Shares conferred on them and shall procure that all such rights conferred on any other person are waived no later than Completion so as to permit the sale and purchase of the Shares.

3 Purchase Price and payment

3.1	The aggregate purchase price for the Shares is:

a.	$11,250,000 (eleven million two hundred fifty thousand US dollars) (Purchase Cash); and

b.	1,768,182 shares of Vision Hydrogen Corporation, a Nevada corporation, having its principal place of business at 95 Christopher Columbus Drive, 16th Floor, Jersey City, NJ 07302, registered in the name of Seller (Purchase Shares) and currently held in escrow by VStock Transfer LLC of New York, USA pursuant to a Securities Escrow Agreement dated November 7, 2021 (Escrow);

(collectively Purchase Price).

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3.2	The Purchase Price shall be paid by the Purchaser prior to the date of this Agreement (i) by wire transfer in immediately available funds to the Notary Account and (ii) by delivery of a duly completed and guaranteed Stock Power Form together with such other documents as are required to release the Purchase Shares from the Escrow and transfer the Purchase Shares to the Seller (the forms for which will be provided by the Seller), and will result in the transfer of the Purchase Shares (collectively the Purchase Shares Transfer Documents).

4 Interim period Signing and Completion

4.1	Except as expressly contemplated by this Agreement, the Purchaser and the Seller shall, between the Signing Date and the Completion Date, cause the Target Companies to conduct their operations in the ordinary and usual course of business and consistent with past practice, and the Target Companies shall, and the Purchaser and the Seller shall cause the Target Companies to use their best efforts to, preserve intact their business organisation, to keep available the services of their employees and to maintain satisfactory relationships with persons and entities having business dealings or business relationships with them.

4.2	In addition to the provisions of Clause 4.1, in the time period between the Signing Date and the Completion Date the Purchaser and the Seller will not without prior approval of the other execute any agreement or legal act representing a revenue or expenditure in excess of EUR 50,000 (fifty thousand euro) (including an extension and/or renewal of the existing commercial contracts of such nature).

4.3	If, between the Signing Date and the Completion, any Breach in respect of the Purchaser’s or Seller’s Warranties becomes apparent, occurs or threatens to occur, the Purchaser or Seller, as the case may be, shall immediately notify the other Party thereof.

5 Completion

5.1	The payment of the Purchase Price, the legal transfer of the Shares (levering) and the consummation of the Transaction (the Completion) shall take place in accordance with this Clause 5, at the offices of the Notary within three (3) Business Days of the date of this Agreement and in any event on or before Wednesday 11 May 2022 (the Completion Date).

5.2	Prior to the date of this Agreement, the Purchaser shall have paid (or procured the payment of) the Purchase Cash in same day available funds to the Notary Account and shall also have delivered to the Notary the Purchase Shares Transfer Documents.

5.3	Until the execution of the Transfer Deed the Notary will hold the Purchase Price for the benefit of the Purchaser. Upon execution to the Transfer Deed the Notary will hold the amount of the Purchase Price for the benefit of the Seller and shall, on the first Business Day following Completion, upon the Notary having performed and cleared the relevant insolvency checks with respect to the Seller as prescribed by law, remit the Purchase Price to a bank account of the Seller, or a person so designated in its instructions to the Notary prior to Completion, as directed by the Seller and deliver to the Purchaser the executed Purchase Shares Transfer Documents.

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5.4	On the Completion Date the Parties shall and shall procure that the following actions (Completion Actions) are taken or have been taken in the following sequence (each Completion Action is conditional upon the preceding Completion Action has been taken, though no individual Completion Action shall be effective unless all Completion Actions are effected:

a.	the Seller shall deliver the current shareholders’ registers of the Target Companies to the Notary;
b.	the Seller shall deliver the letter of resignation of [**] from his position as statutory director of the VoltH2 Operating;
c.	the Purchaser shall deliver the letter of resignation of Mr. A. Jurres from all positions with Seller and Vision Hydrogen Corporation;
d.	the Purchaser shall deliver a notification regarding its ultimate beneficial owners satisfactory to the Seller;
e.	after execution of the Transfer Deed, the Seller shall procure that a shareholder’s resolution of Seller is executed, which (i) acknowledges the resignation of Mr. A. Jurres as a director of the Seller as per Completion; and (ii) grants Mr. A. Jurres full and final discharge in writing for the performance of his functions;
f.	Vison Hydrogen Corporation shall grant Mr. A. Jurres full and final discharge in writing for the performance of his functions within Vision Hydrogen Corporation;
g.	the Notary shall confirm the receipt of the Purchase Price;
h.	the Notary shall execute the Transfer Deed;
i.	after execution of the Transfer Deed, the Purchaser shall execute a shareholder’s resolution for the acknowledgement of the resignation of [**] as the statutory director of VoltH2 Operating as per Completion, granting [**] full and final discharge for the performance of his functions;
j.	the Notary will register the transfer of the Shares in the shareholders’ register of the Target Companies;
k.	the Notary shall deliver the Purchase Cash to the direction of the Seller by wire transfer of clear funds, without deduction of any type whatsoever; and
l.	the Notary shall deliver the Purchase Shares Transfer Documents to the representative of the Seller.

6 Settlement

6.1	Concurrent with Completion, the Seller shall procure the capitalization of any intragroup loans between the Seller’s Group and the Target Companies by conversion of any and all intragroup loans into equity of the relevant Target Company by means of a share premium conversion agreement, having as a consequence that the relevant Target Company is released from any and all obligations under any and all relevant intragroup loan.

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7 Purchaser’s Warranties

7.1	The Purchaser represents and warrants to the Seller that each of the Purchaser’s Warranties is true and accurate, and not misleading as at the Signing Date and the Completion Date.

7.2	The Purchaser acknowledges that the Purchaser’s Warranties are material and the accuracy of the Purchaser’s Warranties is essential to the Seller’s decision to sell the Shares and accept the Purchase Price under this Agreement. The Purchaser’s Warranties allocate between the Purchaser and the Seller the risk and costs relating to any facts or circumstances that may cause any of the Purchaser’s Warranties to be untrue or inaccurate in a sense that such risk shall be borne by the Purchaser.

7.3	The Purchaser represents and warrants that the information provided by it in its capacity as operator of the Target Companies was in all material respects when given to the Seller, and is now, true and accurate and not misleading. The Purchaser has neither made nor is making any representation or warranty, nor accepts any duty of care in relation to the Seller as to the accuracy, correctness or not-misleading character of the abovementioned information insofar as it concerns projections, forecasts, estimates, management presentations, statements of intent or statements of opinion provided to the Seller or its advisers and no Purchaser’s Warranty shall be interpreted as such.

7.4	The Purchaser has, together with the information as already rendered to the Seller as included in the Monthly Reports, the 10-K filing to the U.S. Security and Exchange Commission on 15 April 2022 and the due diligence information in that respect as submitted to the virtual dataroom, provided all material information relating to the Target Companies, which can reasonably be deemed to be of substantial importance for a seller of the Target Companies to evaluate and investigate for the purposes of entering into this Agreement on its current terms and that are not known to Seller in its capacity of sole shareholder of the Target Companies after making reasonable and diligent inquiries as can reasonably be expected from such a shareholder. The second sentence of Clause 7.3 applies mutatis mutandis to this Clause 7.4.

8 Liability for Breaches of Purchaser’s Warranties

8.1	In the event of a Breach of the Purchaser’s Warranties in 7.1, the Seller shall be entitled to submit to the Purchaser a claim for Losses as sole remedy in respect of such Breach and the Purchaser shall indemnify the Seller for all Losses suffered or incurred (or to be suffered or incurred) by it after it is established that a Claim is (partly) justified by either agreement reached between the Parties thereon or a final judgement in the arbitration procedure as mentioned in Clause 16.

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The sole remedy of the Seller for a Breach of any Purchaser’s Warranty shall be an action for Losses. The Seller shall not be entitled to claim performance of the Purchaser’s Warranties or to rescind or nullify this Agreement in the event of a Breach of any Purchaser’s Warranty.

8.2	Any amounts payable by the Purchaser to the Seller in relation to Losses shall for tax purposes be deemed to be an adjustment of the Purchase Price.

9 Limitation of Liability for Breaches of Purchaser’s Warranties

9.1	It is expressly agreed between Parties that for the purpose of any liability as a result of a Breach of the Purchaser’s Warranties the Purchaser shall be liable to the extent that the Breach of the Purchaser’s Warranties arises out or in connection with any facts and circumstances relating to the Target Companies, whereby any such liability shall be subject to the limitations and further provisions set out in this Clause 9, provided that nothing in this Clause 9 12 shall limit the liability of the Purchaser arising as a result of any fraud, wilful misconduct or criminal act of the Purchaser or any of its respective directors or officers (as appropriate).

9.2	The Purchaser shall not be liable for a Breach, unless a notice of a Claim is given by the Seller to the Purchaser ultimately one (1) year following the Completion Date.

9.3	The Purchaser shall not be liable in respect of a Claim, unless:

a.	the amount of the claim concerned or of a series of related claims exceeds EUR 5,000 (five thousand euro); and
b.	the aggregate amount of all claims for a Claim exceeds EUR 25,000 (twenty-five thousand euro),

in which case the Purchaser shall be liable for the full amount and not merely the excess.

The aggregate liability of the Purchaser for Breaches shall not exceed the total amount of the Purchase Price.

9.4	The Purchaser shall not be liable for a Breach in respect of any matter, act, omission or circumstance, including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that:

a.	such Breach resulted from any change in Law after the Completion Date;
b.	such Breach (or any damages resulting from such Breach) would not have occurred but for a deliberate act or a deliberate failure to act by the Seller with the exception of acts or omissions (i) deriving from obligations existing at the date of this Agreement and/or required by law, and/or (ii) arising in the ordinary course of business.

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9.5	In the event of a Breach, the Losses resulting from such Breach shall be reduced by any actual Corporate Income Tax saving, relief or benefit for the Seller or any actual reduction of Corporate Income Tax as a direct result of the matter giving rise to the Breach.

9.6	The Purchaser shall not be liable under or in connection with this Agreement in respect of any Claim to the extent that the Losses in respect of which such Claim is made are covered by a policy of insurance for the benefit of the Seller and the relevant insurance monies are actually received by the Seller.

9.7	The Seller shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any Claim.

9.8	The Purchaser shall not be liable for a Breach more than once in respect of the same Losses.

10 Seller’s Warranties

10.1	The Seller represents and warrants to the Purchaser that each of the Seller’s Warranties is true and accurate, and not misleading as at the Signing Date and the Completion Date.

10.2	The Seller acknowledges that the Seller’s Warranties are material and the accuracy of the Seller’s Warranties is essential to the Purchaser’s decision to enter into and pay the Purchase Price set out in this Agreement. The Seller’s Warranties allocate between the Seller and the Purchaser the risk and costs relating to any facts or circumstances that may cause any of the Seller’s Warranties to be untrue or inaccurate in a sense that such risk shall be borne by the Seller.

10.3	The Seller has provided all information relating to the title to the Shares, which can reasonably be deemed to be important for a prospective purchaser of the Shares and represents and warrants that all information relating to the title to the Shares and provided by it in its capacity as sole shareholder of the Target Companies was when given to the Purchaser, and is now, true and accurate and not misleading. The Seller is not providing any Warranties on the business or financial condition of the Target Companies.

11 Liability for Breaches of Seller’s Warranties

11.1	In the event of a Breach of Seller’s Warranties, the Purchaser shall be entitled to submit to the Seller a claim for Losses as sole remedy in respect of such Breach and the Seller shall indemnify the Purchaser for all Losses suffered or incurred (or to be suffered or incurred) by it after it is established that a Claim is (partly) justified by either agreement reached between the Parties thereon or a final judgement in the arbitration procedure as mentioned in Clause 16.

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11.2	The sole remedy of the Purchaser for a Breach of any Seller’s Warranty shall be an action for Losses. The Purchaser shall not be entitled to claim performance of the Seller’s Warranties or to rescind or nullify this Agreement in the event of a Breach of any Seller’s Warranty.

11.3	Any amounts payable by the Seller to the Purchaser in relation to Losses shall for tax purposes be deemed to be an adjustment of the Purchase Price.

12 Limitation of Liability for Breaches of Seller’s Warranties

12.1	It is expressly agreed between Parties that for the purpose of any liability as a result of a Breach of the Seller’s Warranties the Seller shall be liable to the extent that the Breach of the Seller’s Warranties arises out or in connection with any facts and circumstances relating to the title to the Shares only, whereby any such liability shall be subject to the limitations and further provisions set out in this Clause 12, provided that nothing in this Clause 12 shall limit the liability of the Seller arising as a result of any fraud, wilful misconduct or criminal act of the Seller, a member of the Seller’s Group or any of its respective directors or officers (as appropriate).

12.2	The Seller shall not be liable for a Breach, unless a notice of a Claim is given by the Purchaser to the Seller ultimately two (2) years following the Completion Date.

12.3	The Seller shall not be liable in respect of a Claim, unless:

a.	the amount of the claim concerned or of a series of related claims exceeds EUR 10,000 (ten thousand euro); and
b.	the aggregate amount of all claims for a Claim exceeds EUR 25,000 (twenty-five thousand euro)

in which case the Seller shall be liable for the full amount and not merely the excess.

The aggregate liability of the Seller for Breaches shall not exceed the total amount of the Purchase Price.

12.4	The Seller shall not be liable for a Breach in respect of any matter, act, omission or circumstance, including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that:

a.	such Breach resulted from any change in Law after the Completion Date;
b.	such Breach (or any damages resulting from such Breach) would not have occurred but for a deliberate act or a deliberate failure to act by the Purchaser, or any Target Company after Completion, with the exception of acts or omissions (i) deriving from obligations existing at the date of this Agreement and/or required by law, and/or (ii) arising in the ordinary course of business.

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12.5	In the event of a Breach, the Losses resulting from such Breach shall be reduced by any actual Corporate Income Tax saving, relief or benefit for the Purchaser or the Target Companies or any actual reduction of Corporate Income Tax as a direct result of the matter giving rise to the Breach.

12.6	The Seller shall not be liable under or in connection with this Agreement in respect of any Claim to the extent that the Losses in respect of which such Claim is made are covered by a policy of insurance for the benefit of the Purchaser or a Target Company and the relevant insurance monies are actually received by the Purchaser or by such Target Company.

12.7	The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any Claim.

12.8	The Seller shall not be liable for a Breach more than once in respect of the same Losses.

13 Claims

13.1	Notices of Claims shall be given by the Purchaser to the Seller and by the Seller to the Purchaser, as the case may be, within the time limits specified in Clauses 9.2 and 12.2 (Time limitation for Claims) and within a reasonable time period but in any event within 20 (twenty) Business Days after becoming aware of the facts and/or circumstances given rise to such a Claim, setting out in reasonable detail the information in relation to the legal and factual basis of the Claim and the evidence on which the Purchaser or the Seller, as the case may be, relies and setting out the Purchaser’s or the Seller’s estimate (as the case may be) of the amount of Losses which are, or are to be, the subject of the Claim. The failure of the Seller or the Purchaser, as the case may be, to give a notice 20 (twenty) Business Days after becoming aware of the facts and/or circumstances given rise to such a Claim, does not exclude or limit the liability of the Seller or the Purchaser, as the case may be, but shall relieve the Seller or the Purchaser, as the case may be, of liability with respect to the relevant Breach to the extent that (and only for such amount that) such failure aggravated the Losses.

13.2	In connection with any matter or circumstance that may give rise to a Claim (i) the Purchaser or the Seller, as the case may be, shall allow the Seller or the Purchaser (as the case may be) to reasonably investigate the matter or circumstances alleged to give rise to a Claim and whether and to what extent any amount is payable in respect of such Claim and (ii) the Purchaser shall disclose to the Seller and, as the case may be, the Seller shall disclose to the Purchaser all relevant material and information of which the Purchaser is reasonably aware which relates to the Claim, as the Seller or the Purchaser (as the case may be) may reasonably request, all subject to the Seller or the Purchaser (as the case may be) agreeing in such form as the Purchaser or the Seller, as the case may be, may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the Claim in question.

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13.3	The Seller, or the Purchaser, as the case may be, shall not be liable in respect of a Breach unless they have not within 12 (twelve) months from the relevant notice of Claim either reached an amicable settlement on the arrangement of payment of that Claim or the Seller, or the Purchaser, as the case may be, has not started legal proceedings (arbitration) in respect of the Claim in accordance with Clause 16.

13.4	If the matter or circumstance that may give rise to a Claim is a result of a claim by a third party (a Third Party Claim), the Purchaser shall, and shall procure that the Target Companies shall, when reasonably possible, consult with the Seller before taking action to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim.

13.5	The Purchaser ensures that in the event the Purchaser or any of the Target Companies reaches final understanding on the settlement of a Third Party Claim, in or outside court proceedings, the Purchaser and the Target Companies pursue in good faith an equitable approach for such settlement of the Third-Party Claim that takes into account the reasonable interests of the Seller.

14 Confidentiality

14.1	No announcement, communication or circular concerning the existence or the subject matter of this Agreement and/or the Transaction and/or information pertaining in particular to the Target Companies (and then only in as far as it pertains to (one of) the Target Companies), including any and all financial information and agreements/contracts to which a Target Company is a party, with the exclusion of information relating to the energy- or hydrogen industry in general, shall be made or issued by or on behalf of the Seller or the Purchaser without the prior written approval of the other Party (which consent shall not be unreasonably withheld or delayed), unless the announcement, communication or circular is (i) required pursuant to the Law or the rules of any officially recognised exchange or market or (ii) pursuant to a binding decision of a court or another Governmental Authority; or (iii) made to its or his professional advisers subject to a duty of confidentiality and only to the extent necessary for any lawful purpose; or (iv) to the extent that at the date hereof or hereafter such information is public knowledge other than through unlawful disclosure of which the Seller or the Purchaser at the time of disclosure was or could reasonably have been aware that it was unlawful.

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15 Miscellaneous provisions

15.1	At Completion, the Seller shall assign and transfer and/or shall procure to have assigned and transferred the existing trade names and logos of and/or as used by the Target Companies pertaining to “VoltH2”/a Target Company (and, for the sake of clarity, not to those of Vision Hydrogen Corporation) to the Purchaser by execution of this Agreement and by the execution any and all further documentation and to take all actions or display such conduct as may be reasonably required to render legal effect to this assignment and transfer. Ultimately two (2) months after Completion, which term may be extended after the prior consent of the Purchaser which shall not be unreasonably withheld, the Seller shall assign and transfer and/or shall procure to have assigned and transferred the existing trademarks, service marks, copyrights and moral rights (if any), internet domain names and URL’s and any and all other intellectual property rights of and/or as used by the Target Companies pertaining to “VoltH2”/a Target Company (and, for the sake of clarity, not to those of Vision Hydrogen Corporation) to the Purchaser by the execution of this Agreement and any and all further documentation and to take all actions or display such conduct as may be reasonably required to render legal effect to this assignment and transfer. This transfer and assignment is hereby accepted by the Purchaser. The Purchaser shall prepare at its costs all relevant transfer documents to execute the proper and legally valid transfer and as mentioned above.

15.2	This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by Law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

15.3	This Agreement is personal to the Parties and neither of them may (without the written consent of the other) assign, mortgage, charge or dispose of any of its rights or sub-contract or otherwise delegate any of its obligations under this Agreement. Notwithstanding the foregoing, the Purchaser may assign and/or transfer all or any of its rights and obligations hereunder to one or more of its Affiliates, and may place an Encumbrance on all or any of its rights hereunder to any party providing financing to the Purchaser and/or any of its Affiliates.

15.4	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

15.5	Each Party to this Agreement shall pay its own costs and expenses in relation to the preparation and execution of this Agreement and the Transaction. All costs in relation to the Transfer Deed shall be paid by the Purchaser.

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15.6	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties. To the extent it is not possible to delete or modify the provision, in whole or in part then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made, not be affected.

15.7	This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart. This Agreement shall not come into effect until each Party has executed at least one counterpart.

15.8	Each Party waives any right to wholly or partly rescind or nullify this Agreement or to demand the whole or partial dissolution or nullification in legal proceedings thereof, and waives any right to request amendment of the legal consequences of this Agreement, after Completion.

15.9	Each Party agrees to do such further acts and things as a necessary to carry out the intent of this Agreement. In particular, Purchaser agrees to cooperate and promptly assist the Seller, as well as the Seller’s parent company, Vision Hydrogen Corporation, and its auditors, to prepare and finalize the audit of its financial statements for the period ended June 30, 2022 and the year ended December 31, 2022 (including making available, in a reasonable and business-like manner) the books, records and personnel of the Target Companies prior to Closing).

16 Governing law and jurisdiction

16.1	This Agreement and the documents to be entered into pursuant to it shall be governed by and construed exclusively in accordance with the laws of Switzerland, save and except are required to transfer title to the Shares and convert the intragroup loans into equity of the relevant Target Company under a share premium conversion agreement.

16.2	All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the ICC International Court of Arbitration in Zurich, Switzerland, by one or more arbitrators appointed in accordance with the said Rules and in the English language.

[signature page follows]

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SIGNATURE PAGE

Agreed and signed on May 6, 2022,

/s/ Andre Jurres		/s/ Arron Smyth
Volt Energy B.V.		VoltH2 Holdings AG
By:	A. Jurres	By:	A.K. Smyth

/s/ Alessandro Levi Laurenti
VoltH2 Holdings AG
		By:	A. Levi Laurenti

/s/ Andre Jurres		/s/ Andre Jurres
VoltH2 Operating B.V.		VoltH2 Vlissingen B.V.
By:	Volt Energy B.V.	By:	Volt Operating B.V.
By:	A. Jurres	By:	Volt Energy B.V.
		By:	A. Jurres

/s/ Andre Jurres
VoltH2 Terneuzen B.V.
By:	Volt Operating B.V.
By:	Volt Energy B.V.
By:	A. Jurres

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SCHEDULE 1	DEFINITIONS AND INTERPRETATION

1. Definitions

Capitalised terms, including those used in the introduction and preamble of the Agreement, have the following meaning:

Accounts Date means 31 December 2021.

Affiliate means the ultimate parent of a Party and any and all persons with respect to which now or hereafter the ultimate parent of a Party, directly or indirectly, holds more than 50% (fifty per cent.) of the nominal value of the share capital issued, or more than 50% (fifty per cent.) of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of such person.

Agreement means this Share Purchase Agreement including the recitals and all Schedules, including any future amendment in accordance with its terms.

Breach means that a Purchaser’s Warranty or Seller’s Warranty, as the case may be, is not true, not accurate and/or misleading.

Business Day means a day which is not a Saturday, a Sunday or a public holiday in The Netherlands.

Claim means any individual claim by the Seller, the Purchaser or a Target Company in respect of a Breach.

Clause means a clause of this Agreement.

Completion means the completion of the sale and transfer of the Shares pursuant to Clause 5 (Completion).

Completion Date means the date of Completion of the Transaction.

Encumbrance means any mortgage, pledge, right of first refusal, usufruct, leasehold, tenancy or right of way, or analogous encumbrances under the Laws of any other jurisdiction, other than pursuant to any applicable Law or constitutional document, and/or any other encumbrance.

Governmental Authority means any federal, state or local court, administrative body or other governmental or quasi-governmental entity with competent jurisdiction.

Law means any law, regulation, directive, covenant, guideline, standard, circular or general policy rule of any Governmental Authority or regulatory body in any jurisdiction.

Losses means all damages, losses, liabilities, costs (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands.

Monthly Reports mean the monthly reports provided by the Target Companies to the Seller.

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Notary means Mrs. A.J.P. van de Goor, civil law notary, or any of his/her deputies, or any other civil law notary of Potters Notarissen, having its principal place of business at Valkenswaard, the Netherlands.

Notary’s Bank Account means the Notary’s third party account held with Rabobank, with IBAN account number: [**] in the name of Potters Notarissen.

Party and Parties have the meanings given in the opening of this Agreement.

Person means a natural person or a partnership, company, association, cooperative, mutual insurance society, foundation or any other body which operates externally as an independent unit or organisation.

Purchase Price has the meaning given in Clause 3.1.

Purchaser has the meaning given in the opening of this Agreement.

Purchaser’s Warranties means the warranties given by the Seller set out in Schedule 2 (Purchaser’s Warranties) and Purchaser’s Warranty means any one of them.

Seller has the meaning given in the opening of this Agreement.

Seller’s Group means the Seller and each of its Affiliates, and any direct or indirect holding company of the Seller and all other subsidiaries of any such holding company from time to time, except the Group after Completion.

Seller’s Warranties means the warranties given by the Seller set out in Schedule 3 (Seller’s Warranties) and Seller’s Warranty means any one of them.

Signing Date means the date this Agreement is signed by the Parties.

Shares means the share capital of the Target Companies, consisting for:

VoltH2 Operating of 1,000 shares, number 1 up to and including 1,000, with a nominal value of EUR 0.10 (ten eurocent) per share;

VoltH2 Terneuzen of 1,000 shares, number 1 up to and including 1,000, with a nominal value of EUR 0.10 (ten eurocent) per share;

VoltH2 Vlissingen of [●] shares, number 1 up to and including 10,000, with a nominal value of EUR 0.10 (ten eurocent) per share;

Target Companies means VoltH2 Operating, VoltH2 Terneuzen and VoltH2 Vlissingen together.

Target Company means any of VoltH2 Operating, VoltH2 Terneuzen and VoltH2 Vlissingen or the relevant one of them, as the context requires.

Third Party Claim has the meaning given in Clause 13.4.

Transaction has the meaning given in recital C.

Transfer Deed means the notarial Deed of transfer of the Shares in accordance with the agreed form.

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2. Interpretation

In the Agreement, unless otherwise specified:

a.	reference to a person shall include reference to any individual, company, association, partnership or joint venture;
b.	reference to a company includes any company, corporation or any entity, wherever incorporated;
c.	references to one gender includes all genders and references to the singular includes the plural and vice versa;
d.	the words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words which precede them;
e.	a document “in agreed form” is a reference to a document in the form agreed between the relevant Parties as being final, subject to such amendments as may be agreed from time to time in writing between the relevant Parties; and
f.	the headings are for identification only and shall not affect the interpretation of the Agreement;
g.	references to any legal term shall, in respect of any jurisdiction other than the Netherlands, be construed as references to the term or concept in that jurisdiction which most nearly corresponds to the Dutch legal term.

**

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SCHEDULE 2	PURCHASER’S WARRANTIES

Any word or expression defined in the Agreement shall, save as otherwise defined in this Schedule, have the same meaning in this Schedule and the provisions of Schedule 1 shall apply to this Schedule.

1 Authority and capacity of the Purchaser

1.1	The Purchaser has been duly incorporated and validly exists under the Laws of its jurisdiction and has the necessary corporate capacity and power to enter into the Agreement and to perform its obligations under the Agreement.
1.2	All corporate and other actions required to be taken by the Purchaser to authorise the execution of the Agreement and the performance of their obligations under the Agreement has been duly taken or will have been duly taken by Completion.
1.3	The Agreement has been duly executed on behalf of the Purchaser and constitutes legal, valid and binding obligations of the Purchaser, enforceable in accordance with its terms.
1.4	The execution and performance of the Agreement do not conflict with or result in a breach of any provision of the articles of association or equivalent constitutional documents of the Purchaser or any provision of any applicable Law.
1.5	The Purchaser has not been declared bankrupt and no action or request is pending or threatened to declare the Purchaser bankrupt. The Purchaser has not filed for nor has been granted a moratorium of payment and no similar action under any legislation has been taken nor is the Purchaser involved in or subject to any other form of bankruptcy, insolvency, suspension of payments, administration, arrangement or scheme with creditors, moratorium agreement with creditors or other form of loss of free management in any jurisdiction. No events have occurred which under Law would justify the Purchaser becoming involved in, or subject to any of the foregoing.
1.6	The funds which the Purchaser will use to finance the Transaction originate from legal sources and the use of such funds in the Transaction does not violate any applicable laws of any relevant jurisdiction, in particular relating to international sanction regimes or to laws on combating money laundering and terrorist financing.

2 Business of the Target Companies

The business of the Target Companies has been fully disclosed to the Seller in all material respects in the Monthly Reports. There are no permits or contracts with third parties pending that have not been disclosed to the Seller Group.

**

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SCHEDULE 3	SELLER’S WARRANTIES

Any word or expression defined in the Agreement shall, save as otherwise defined in this Schedule, have the same meaning in this Schedule and the provisions of Schedule 1 shall apply to this Schedule.

1 Authority and capacity of the Seller

1.1	The Seller has been duly incorporated and validly exists under the Laws of its jurisdiction and has the necessary corporate capacity and power to enter into the Agreement and to perform its obligations under the Agreement.
1.2	All corporate and other actions required to be taken by the Seller to authorise the execution of the Agreement and the performance of their obligations under the Agreement has been duly taken or will have been duly taken by Completion.
1.3	The Agreement has been duly executed on behalf of the Seller and constitutes legal, valid and binding obligations of the Seller, enforceable in accordance with its terms.
1.4	The execution and performance of the Agreement do not conflict with or result in a breach of any provision of the articles of association or equivalent constitutional documents of the Seller or any provision of any applicable Law.
1.5	The Seller has not been declared bankrupt and no action or request is pending or threatened to declare the Seller bankrupt. The Seller has not filed for nor has been granted a moratorium of payment and no similar action under any legislation has been taken nor is the Seller involved in or subject to any other form of bankruptcy, insolvency, suspension of payments, administration, arrangement or scheme with creditors, moratorium agreement with creditors or other form of loss of free management in any jurisdiction. No events have occurred which under Law would justify the Seller becoming involved in, or subject to any of the foregoing.

2 The Shares

2.1	The Shares constitute the whole of the issued and outstanding share capital of the Target Companies.
2.2	The Shares have been validly issued and fully paid up and are free and clear of Encumbrances.
2.3	The Seller is the sole legal and beneficial owner of the Shares. The Seller is entitled to sell and transfer title to the Shares to the Purchaser. No depository receipts have been issued for any of the Shares.
2.4	No Target Company has issued any shares, bonds, convertible bonds, warrants, profit shares or similar securities other than the outstanding Shares. To the knowledge of the Seller, there is no agreement, arrangement, commitment or instrument of any kind, obligating the Seller or any Target Company (now or in the future) to issue, convert, transfer, sell, redeem, repurchase or otherwise acquire any shares or other securities in or relating to the capital of any Target Company or to create any Encumbrance, and no person has claimed to be entitled to any of the foregoing. No Target Company has preference shares in its share capital outstanding.
2.5	The Target Companies do not own shares in their capital.
2.6	Since the Accounts Date, no (interim) dividend or other distribution has been declared, agreed to be paid or paid by the Target Companies.
2.7	The shareholders’ registers of the Target Companies are accurate and complete in all material respects and contain all information that should be recorded in such register as required by applicable Law and their articles of association.
2.8	To the knowledge of the Seller, no Target Company directly or indirectly, legally or beneficially, owns or has agreed to acquire, any shares, bonds, or other form of securities or any other interest of any kind in respect of any person other than a Target Company.

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